Exhibit 4.2
CERTIFICATE OF ADJUSTMENT
     Pursuant to Sections 11 and 12 of the Rights Agreement (the “Rights Agreement”) dated as of July 24, 2002 between Peabody Energy Corporation (the “Company”) and American Stock Transfer & Trust Company, the Company hereby certifies that:
I.   Statement of Facts.
     On January 23, 2006, the Company announced that its Board of Directors had declared a two-for-one stock split on all shares of its common stock, $0.01 par value, of the Company (the “Common Stock”), whereby all stockholders of record at the close of business on February 7, 2006 are to receive one additional share of Common Stock for every share held on that date. The additional shares will be distributed to stockholders in the form of a stock dividend on February 22, 2006,
     Pursuant to Section 11 of the Rights Agreement, certain adjustments to the number of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Shares”) purchasable upon the exercise of one preferred share purchase right (a “Right”) pursuant to the Rights Agreement have been effected as set forth below.
II. Adjustment.
     The following adjustments will be effected as of February 22, 2006 pursuant to the terms of the Rights Agreement:
     The number of Preferred Shares purchasable upon the exercise of one Right has been adjusted from one half of one one-hundredth of a Preferred Share to one quarter of one one-hundredth of a Preferred Share.

Dated as of February 22, 2006.

PEABODY ENERGY CORPORATION

By:
Name: Jeffery L. Klinger
Title: General Counsel and Secretary